10026894

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 52388 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hadley Partners Incorporated

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2301 Rosecrans Avenue, Suite 4160
(No and Street)

El Segundo, (City) California (State) 90245 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Hadley (310) 643-7090
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 5 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/9/2010

## OATH OR AFFIRMATION

I, David Hadley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hadley Partners, Incorporated, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Los Angeles
Subscribed and sworn to (or affirmed) to before me this 6 day of January, 2010 by David Hadley proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Public

Signature

President
Title

SARA L. DIETZ
Commission # 1718161
Notary Public - California
Los Angeles County
My Comm. Expires Jan 19, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
Hadley Partners, Incorporated:

We have audited the accompanying statement of financial condition of Hadley Partners, Incorporated (the Company) as of December 31, 2009, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hadley Partners, Incorporated as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 19, 2010

9221 Corbin Avenue, Suite 170, Northridge, California 91324
*phone* 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND

**Hadley Partners, Incorporated**
**Statement of Financial Condition**
**December 31, 2009**

## Assets

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 353,459 |
| Accounts receivable | | 140,072 |
| Furniture and equipment, net | | 25,525 |
| Investment, at estimated fair value | | 48,090 |
| Prepaid income taxes | | 800 |
| Deposits | | 12,400 |
| **Total assets** | $ | 580,346 |

## Liabilities and Stockholders' Equity

**Liabilities**

| | | |
|---|---|---|
| Accounts payable and accrued expenses | $ | 24,867 |
| Payable to shareholders | | 1,090 |
| Deferred revenue | | 12,600 |
| Income taxes payable | | 300 |
| **Total liabilities** | | 38,857 |

Commitments and contingencies

**Stockholders' equity**

| | | |
|---|---|---|
| Common stock, no par value, 10,000 shares authorized, 1,587 shares issued and outstanding | | 1,587 |
| Additional paid-in capital | | 150,814 |
| Retained earnings | | 389,088 |
| **Total stockholders' equity** | | 541,489 |
| **Total liabilities and stockholders' equity** | $ | 580,346 |

*The accompanying notes are an integral part of these financial statements.*

**Hadley Partners, Incorporated**
**Statement of Operations**
**For the Year Ended December 31, 2009**

| | |
|---|---|
| **Revenues** | |
| Corporate fee income | $ 1,323,125 |
| Rental income | 9,600 |
| Interest and dividend | 4,049 |
| Other income | 49,341 |
| **Total revenues** | 1,386,115 |
| **Expenses** | |
| Employee compensation and benefits | 1,115,287 |
| Communications | 23,222 |
| Occupancy expense | 84,291 |
| Taxes, other than income taxes | 3,441 |
| Other operating expenses | 224,914 |
| **Total expenses** | 1,451,155 |
| **Net income (loss) before income tax provision** | (65,040) |
| **Income tax provision** | 1,100 |
| **Net income (loss)** | $ (66,140) |

*The accompanying notes are an integral part of these financial statements.*

**Hadley Partners, Incorporated**
**Statement of Changes in Stockholders' Equity**
**For the Year Ended December 31, 2009**

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|
| **Balance at December 31, 2008** | $ 1,587 | $ 150,814 | $ 455,228 | $ 607,629 |
| Net income (loss) | - | - | (66,140) | (66,140) |
| **Balance at December 31, 2009** | $ 1,587 | $ 150,814 | $ 389,088 | $ 541,489 |

*The accompanying notes are an integral part of these financial statements.*

**Hadley Partners, Incorporated**

**Statement of Cash Flows**

**For the Year Ended December 31, 2009**

| | | |
|---|---|---|
| **Cash flow from operating activities:** | | |
| Net income (loss) | | $ (66,140) |
| Adjustments to reconcile net income to net cash provided by (used in) operating activities: | | |
| Depreciation expense | $ 10,993 | |
| (Increase) decrease in assets: | | |
| Accounts receivable | (107,870) | |
| Prepaid expense | 3,010 | |
| Prepaid income taxes | 1,209 | |
| Deposits | (6,400) | |
| Increase (decrease) in liabilities: | | |
| Accounts payable and accrued expenses | 5,052 | |
| Payable to shareholders | 50 | |
| Deferred revenue | 6,538 | |
| Income taxes payable | 300 | |
| Total adjustments | | (87,118) |
| **Net cash and cash equivalents provided by (used in) operating activities** | | (153,258) |
| **Cash flow from investing activities:** | | |
| Purchase of furniture and equipment | (9,361) | |
| Purchase of investment, at estimated fair value | (48,090) | |
| Proceeds from sale of marketable securities | 248,035 | |
| **Net cash and cash equivalents provided by (used in) investing activities** | | 190,584 |
| **Net cash and cash equivalents provided by (used in) financing activities** | | - |
| **Net increase (decrease) in cash and cash equivalents** | | 37,326 |
| **Cash and cash equivalents at beginning of year** | | 316,133 |
| **Cash and cash equivalents at end of year** | | $ 353,459 |
| **Supplemental disclosure of cash flow information:** | | |
| Cash paid during the year for: | | |
| Interest | $ - | |
| Income taxes | $ 4,404 | |

**Supplemental disclosures of non-cash transactions:**

During the year ended December 31, 2009, the Company received restricted stock in lieu of compensation. These investments were included in revenue at their fair value of $48,090.

*The accompanying notes are an integral part of these financial statements.*

**Hadley Partners, Incorporated**
**Notes to Financial Statements**
**December 31, 2009**

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*General*

Hadley Partners, Incorporated (the "Company") was originally incorporated in California on August 18, 1999 under the name D.F. Hadley & Co., Inc. The Company changed its name to Hadley Partners, Incorporated on March 19, 2007. In August 2000, the Company became a registered broker/dealer in securities under the Securities Exchange Act of 1934, as amended, to provide investment banking services and strategic consulting services. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company engages in the private placements of securities on a best efforts basis, provides investment advisory services related to mergers and acquisitions, and offers non-investment banking/securities financial consulting.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

*Summary of Significant Accounting Policies*

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immmaterial.

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Furniture and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company has elected to be an S Corporation and accordingly has its income taxed under Section 1361-1379 of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholders are taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum franchise tax and a tax rate of 1.5% over the minimun franchise fee of $800.

The Company recognizes its corporate fee income when earned, usually after completion of the assignment or upon invoicing of non-refundable retainers or fee payments, in accordance with written terms of its engagement agreements. Deferred revenue represents the Company's liability to clients for retainer fees advanced less services rendered against such retainers as of the balance sheet date.

Advertising costs are expensed as incurred. For the year ended December 31, 2009, the Company charged $7,935 for advertising costs which is included in other operating expenses on the accompanying statement of income.

## Note 2: FURNITURE AND EQUIPMENT, NET

Furniture and equipment are recorded net of accumulated depreciation and summarized by major classifications as follows:

| | | Useful Life |
|---|---|---|
| Furnitures and Fixtures | $ 39,137 | 7 |
| Equipment | 62,525 | 5 |
| Automobiles | 23,855 | 5 |
| | 125,517 | |
| Less: accumulated depreciation | (99,992) | |
| Furniture and equipment, net | $ 25,525 | |

Depreciation expense for the year ended December 31, 2009, was $10,993.

## Note 3: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is provided. The tax provision provided is the California minimum franchise tax of $800.

Included in the tax provision is the New York state and city minimum taxes of $300. Similar to the Federal rules, the net income passes through to the stockholder so that both federal and state taxes are primarily paid at the individual shareholder level. The total income tax provision for the year ended December 31, 2009, is $1,100.

## Note 4: SECURITIES, NOT READILY MARKETABLE

The securities, not readily marketable, valued at cost consist of:

| | |
|---|---|
| Restricted Stock | $ 48,090 |

This restricted stock was acquired directly from the issuing company for services provided to that Company by the Company. This stock was received in lieu of commissions, and cost reflects the fair value calculated during the Company's engagement with the issuing company.

For net capital purposes, these securities are classified as non-allowable assets.

| Assets | Fair Value | level 1 Inputs | Level 2 Inputs | Level 3 Input |
|---|---|---|---|---|
| Securities, not readily marketable | $ 48,090 | $ - | $ - | $ 48,090 |
| Total | $ 48,090 | $ - | $ - | $ 48,090 |

| Liabilities | Fair Value | level 1 Inputs | Level 2 Inputs | Level 3 Input |
|---|---|---|---|---|
| Liabilities | $ - | $ - | $ - | $ - |
| Total | $ - | $ - | $ - | $ - |

## Note 4: SECURITIES, NOT READILY MARKETABLE

**(Continued)**

**Effect of Level 3 Inputs on net assets or liabilities:**

| | Securities, not readily marketable |
|---|---|
| **Balance as of December 31, 2008** | $ - |
| Purchase, Issuance, Settlements | 48,090 |
| Realized gain (loss) | - |
| Change in unrealized gain (loss) | - |
| **Balance as of December 31, 2009** | $ 48,090 |

## Note 5: RETIREMENT 401(K) PLAN

In July of 2007, the Company initiated a 401(k) Defined Contribution Plan (the "Plan") which allows employees to make contributions for retirement. All employees, 21 years of age or older, are eligible to participate in this plan, provided they have been employed for more than one (1) year of service. The Plan is a discretionary employer matching and profit sharing plan. For the year ended December 31, 2009, there are no employer matching contributions.

## Note 6: COMMITMENTS AND CONTINGENCIES

*Commitments*

In August 2005, the Company entered into a 36 month lease for office space. In July 2008, there was an amendment to the lease agreement for an additional 36 months which commenced on November 1, 2008. The lease contains provisions for rent escalation based on increases in certain costs incurred by the lessor.

## Note 6: COMMITMENTS AND CONTINGENCIES (Continued)

At December 31, 2009, the minimum annual payments are as follows:

| Year Ending December 31, | | |
|---|---|---|
| 2010 | $ | 78,659 |
| 2011 | | 54,625 |
| 2012 & thereafter | | - |
| | $ | 133,284 |

Current occupancy expense for the year ended December 31, 2009, was $84,291. The Company subleases a portion of its office space on a month to month basis. For the year ended December 31, 2009, the Company recorded $9,600 in rental income.

*Contingencies*

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2009, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

## Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC 105"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company.

**Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)**

For the year ending December 31, 2009, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Statements of Financial Accounting Standards ("SFAS") /Accounting Standards Codification ("ASC") topics for the year to determine relevance to the Company's operations:

| Statement No. | Title | Effective Date |
|---|---|---|
| SFAS 141(R)/ ASC 805 | Business Combinations | After December 15, 2008 |
| SFAS 157/ ASC 820 | Fair Value Measurements | After November 15, 2008 |
| SFAS 161/ ASC 815 | Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133 | After December 15, 2008 |
| SFAS 165/ ASC 855 | Subsequent Events | After June 15, 2009 |
| SFAS 166*/ ASC 860 | Accounting for Transfers of Financial Assets – an Interpretation of FASB Statement No. 140 | After November 15, 2009 |
| SFAS 167*/ ASC 810 | Amendments to FASB Interpretation No. 46® | After November 15, 2009 |
| SFAS 168/ ASC 105 | The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement 162 | After September 15, 2009 |

*Currently being processed for inclusion in the Codification

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

**Note 8: NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2009, the Company had net capital of $313,021 which was $308,021 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($38,857) to net capital was 0.12 to 1, which is less than the 15 to 1 maximum allowed.

**Note 9: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS**

There is a difference of $4,875 between the computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

| | | |
|---|---|---|
| Net capital per unaudited schedule | | $ 308,146 |
| Adjustments: | | |
| Retained earnings | $ 9,006 | |
| Non-allowable assets | (4,130) | |
| Rounding | (1) | |
| Total adjustments | | 4,875 |
| Net capital per audited statements | | $ 313,021 |

**Hadley Partners, Incorporated**
**Schedule I - Computation of Net Capital Requirements**
**Pursuant to Rule 15c3-1**
**As of December 31, 2009**

| | | |
|---|---|---|
| **Computation of net capital** | | |
| Common stock | $ 1,587 | |
| Additional paid-in capital | 150,814 | |
| Retained earnings | 389,088 | |
| **Total stockholders' equity** | | $ 541,489 |
| Less: Non-allowable assets | | |
| Accounts receivable | (140,072) | |
| Furniture and equipment, net | (25,525) | |
| Investment, at estimated fair value | (48,090) | |
| Prepaid income taxes | (800) | |
| Deposits | (12,400) | |
| **Total non-allowable assets** | | (226,887) |
| **Net capital before haircuts** | | 314,602 |
| Less: Haircuts on securities | | |
| Haircut on money markets | (1,581) | |
| **Total haircuts on securities** | | (1,581) |
| **Net Capital** | | 313,021 |
| **Computation of net capital requirements** | | |
| Minimum net capital requirements | | |
| 6 2/3 percent of net aggregate indebtedness | $ 2,590 | |
| Minimum dollar net capital required | $ 5,000 | |
| Net capital required (greater of above) | | (5,000) |
| **Excess net capital** | | $ 308,021 |
| Ratio of aggregate indebtedness to net capital | 0.12 : 1 | |

There was a difference of $4,875 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2009. See Note 10.

*See independent auditor's report*

**Hadley Partners, Incorporated**
**Schedule II - Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-3**
**As of December 31, 2009**

A computation of reserve requirements is not applicable to Hadley Partners, Incorporated as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

*See independent auditor's report*

**Hadley Partners, Incorporated**
**Schedule III - Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3**
**As of December 31, 2009**

Information relating to possession or control requirements is not applicable to Hadley Partners, Incorporated as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

*See independent auditor's report*

**Hadley Partners, Incorporated**

**Supplementary Accountant's Report**

**on Internal Accounting Control**

**Report Pursuant to 17a-5**

**For the Year Ended December 31, 2009**

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Hadley Partners, Incorporated:

In planning and performing our audit of the financial statements of Hadley Partners, Incorporated (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
*phone* 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 19, 2010

**Hadley Partners, Inc.**

**Report on the SIPC Annual Assessment**

**Pursuant to Rule 17a-5 (e)(4)**

**For the Year Ended December 31, 2009**

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Hadley Partners, Inc.

Pursuant to Rule 17a-5 (e) (4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Securities Investor Protection Corporation Assessments and Payments (Form SIPC- 7T) of Hadley Partners, Inc. ("the Company") for the period from April 1, 2009 to December 31, 2009. Our procedures were performed solely to assist the Company in complying with Rule 17a-5 (e) (4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;

2. Compared amounts reported on the unaudited Form X-17A-5 for the quarter ended December 31, 2009, with the amounts reported in General Assessment Reconciliation (Form SIPC-7T);

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7T and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed.

Because the above procedures do not constitute an examination made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above.

In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on the Form SIPC-7T were not determined in accordance with applicable instructions and forms. This report relates only to schedules referred to above and does not extend to any financial statements of Hadley Partners, Inc. taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, CA
February 19, 2010



9221 Corbin Avenue, Suite 170, Northridge, California 91324
*phone* 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles New York Oakland

**Hadley Partners, Inc.**
**Schedule of Securities Investor Protection Corporation**
**Assessments and Payments**
**For the Year Ended December 31, 2009**

| | Amount |
|---|---|
| Total assessment | $ 3,329 |
| SIPC - 4 general assessment<br>Payment made on January 7, 2009 | (150) |
| SIPC - 6 general assessment<br>Payment made on October 12, 2009 | (1,951) |
| SIPC - 7T general assessment<br>Payment made on February 10, 2010 | (1,228) |
| Total assessment balance<br>(overpayment carried forward) | $ 0 |